One International Place, 40th Floor 100 Oliver Street Boston, MA 02110-2605 +1 617 728 7100 Main +1 617 426 6567 Fax www.dechert.com
JEREMY J. CLEMENS jeremy.clemens@dechert.com +1 617 728 7103 Direct +1 617 275 8371 Fax

February 21, 2018

VIA EDGAR CORRESPONDENCE

Mr. Jay Williamson

U.S. Securities and Exchange Commission (“SEC”)

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549-4644

Re:	Goldman Sachs Trust (the “Registrant”), SEC File Numbers 033-17619 and 811-05349

Dear Mr. Williamson:

This letter responds to comments you provided to Colleen Hespeler of Dechert LLP and me during a recent telephonic discussion on February 1, 2018 with respect to your review of Post-Effective Amendment No. 635 (“PEA No. 635”) to the Registrant’s registration statement filed with the SEC on December 18, 2017. PEA No. 635 was filed pursuant to Rule 485(a) under the Securities Act of 1933 for the purposes of (i) registering Class R6 Shares of the Goldman Sachs Rising Dividend Growth Fund (the “Fund”) and (ii) updating disclosure related to changes to the investment strategy of the Fund which could be construed as material. We have reproduced your comments below, followed by the Registrant’s responses. Undefined capitalized terms used below have the same meaning as given in the registration statement.

1.	Comment: We note the Registrant made 485(a) filings on October 13, 2017 and December 15, 2017 to add Class R6 Shares to an existing fund and a new fund. Please confirm that comments given on those prior filings related to Class R6 Shares have been considered here.

Response: The Registrant hereby confirms that SEC staff comments given on the prior 485(a) filings on October 13, 2017 and December 15, 2017 to add Class R6 Shares have been considered and incorporated as appropriate.

2.	Comment: Please provide the completed fee table prior to effectiveness.

Response: The Fund’s completed fee table is attached hereto as Exhibit A.

3.	Comment: In the “Principal Investment Strategies” section, please briefly describe the qualitative overlay the QIS team uses as part of the principal investment strategy.

Response: The Registrant has revised the “Principal Investment Strategies” section to include the following disclosure: “The Fund may invest in stocks other than those generated by the QIS team’s proprietary models, at the discretion of the portfolio managers.”

Mr. Jay Williamson February 21, 2018 Page 2

4.	Comment: The disclosure under “Management Risk” on page 9 states that the adviser intends to execute a complex strategy using proprietary models. The Fund’s summary disclosure indicates that the adviser selects investments based on a ten year history of paying dividends and a ten percent rolling dividend growth rate. Are there additional material inputs into the model that guide security selections? If so, address them under Item 4 or Item 9 as appropriate.

Response: The Registrant confirms that the “Management Risk” disclosure is appropriate, as the inputs noted below are applied after the 10/10 Test. The QIS team begins with the 10/10 Test to determine the universe of investable stocks, then applies quantitative metrics to those stocks using proprietary models based on certain investment themes, including earnings quality in order to create a weighted basket of securities. Finally, the QIS team constructs the Fund’s equity portfolio using an optimizer which can incorporate additional considerations including, but not limited to, risk levels, transaction costs and taxes. The Registrant has revised the Fund’s Item 9 disclosure accordingly.

5.	Comment: In Item 9, it appears the adviser uses the 10/10 Test to screen potential investments and then applies a systematic rules-based approach in addition to the qualitative overlay. The disclosure should be revised to explain the adviser’s process for buying and selling securities and constructing the portfolio as a whole. Please revise to explain what the adviser does after the initial screening stage.

Response: The Registrant has revised the Fund’s Item 9 disclosure as follows to explain the adviser’s process for buying and selling securities and constructing the portfolio as a whole:

“Goldman Sachs Rising Dividend Growth Fund

The Fund invests, under normal circumstances, at least 80% of its Net Assets in equity investments of dividend-paying U.S. and foreign companies with market capitalizations of at least $500 million.

10/10 Equity Investments

The QIS team manages the Fund’s 10/10 Sleeve. The Fund will generally invest in common and preferred stocks as well as REITs that meet the 10/10 Test. For purposes of this determination, issuers must have increased dividends by 5% or more on a year-over-year basis for at least 5 distinct calendar years over the 10-year trailing period. Once a company’s stock is purchased by the Fund, if the stock’s average annual dividend growth rate declines below approximately 10% per year over a 10-year trailing period, or the company has more than one year-over-year decrease in dividends per share over a 10-year trailing period, the position will generally be sold. The QIS team uses a systematic, rules-based approach, in combination with a qualitative overlay, to select the stocks in which the Fund invests. The Fund may invest in stocks other than those generated by the QIS team’s proprietary models, at the discretion of the portfolio managers.

Mr. Jay Williamson February 21, 2018 Page 3

MLP Investments

DAC, the Fund’s Sub-Adviser, manages the Fund’s MLP Sleeve. The Fund may invest in MLPs irrespective of the 10/10 Test. Many MLPs operate pipelines transporting crude oil, natural gas and other petroleum products along with associated facilities. The MLP Sleeve will generally consist of 15% of the Fund’s Net Assets but will not exceed 20% of Net Assets measured at the time of purchase.

The Investment Adviser’s GPS team will generally rebalance the Fund’s portfolio on at least a quarterly basis to allocate between the 10/10 Sleeve and the MLP Sleeve.

The Fund may also invest up to 20% of the Fund’s total assets in fixed income securities, other investment companies (including mutual funds and ETFs) or other equity investments with market capitalizations of less than $500 million.

The Fund’s benchmark is the S&P 500® Index. The S&P 500® Index is a U.S. stock market index based on the market capitalization of 500 large companies having common stock listed on the New York Stock Exchange or NASDAQ.

Rising Dividend Growth Fund’s Investment Philosophy

GSAM’s 10/10 Investment Philosophy and Process:

Under normal conditions, the QIS team generally seeks to invest in companies that:

•	Have paid dividends at an increasing rate of 10% per year, on average, over a 10-year trailing period (for purposes of this determination, issuers must have increased dividends by 5% or more on a year-over-year basis for at least 5 distinct calendar years over the 10-year trailing period)

•	Have paid those dividends for a minimum of 10 consecutive years

The 10/10 Test is designed to select stocks based on dividend growth and dividend stability. The starting universe of stocks comprises approximately 3,000 U.S. listed stocks (excluding MLPs and ADRs). The universe construction begins by looking at U.S. listed stocks with a market cap greater than $500 million.

Mr. Jay Williamson February 21, 2018 Page 4

Having identified the universe of stocks that meet the 10/10 Test, the QIS team then selects the stocks in which the Fund invests. Stock selection is generally based on dividend stability and earnings quality as well as liquidity constraints. Finally, the QIS team constructs the Fund’s portfolio using an optimizer which can incorporate additional considerations including, but not limited to, risk levels, transaction costs and taxes. The QIS team’s investment selection process relies on a systematic rules-based approach in combination with a qualitative overlay.

As a result of the qualitative overlay, the Fund may invest in stocks other than those generated by the QIS team’s proprietary models for a number of reasons including, but not limited to, the QIS team’s views regarding the stability of an issuer’s dividend as a result of corporate actions (e.g., reorganizations, mergers and buy-outs), industry events and/or trading liquidity. The QIS team also evaluates sector exposures within the 10/10 Sleeve based on the sector exposures of the Fund’s benchmark.

In addition, the QIS team may, at its discretion, make changes to its quantitative techniques from time to time based on the team’s proprietary research.”

6.	Comment: We note that the adviser evaluates sector exposures based on the Fund’s benchmark. Are there any portfolio constraints placed on sector exposures, or is this solely a factor considered?

Response: The QIS team evaluates exposures to the energy sector in the 10/10 Sleeve based on the Fund’s benchmark, the S&P 500® Index, in light of the Fund’s investments in the MLP Sleeve.

7.	Comment: It is unclear what information is shown in the table in the “Financial Highlights” section on page 77 because it does not appear to include labels such as year and share class. Please review the information filed on EDGAR and revise as appropriate.

Response: The Fund notes that the printed version of the prospectus is a single table that goes across two pages, side-by-side. The printed version would therefore show the year and share class, such that the investor would know what information is contained in the table. Accordingly, the Fund respectfully declines to make any changes in response to this comment.

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Mr. Jay Williamson February 21, 2018 Page 5

We believe that the foregoing has been responsive to the Staff’s comments. Please call the undersigned at (617) 728-7103 if you wish to discuss this correspondence further.

Sincerely,

/s/ Jeremy J. Clemens

Jeremy J. Clemens

cc:	Robert Griffith, Vice President and Associate General Counsel, Goldman Sachs Asset Management, L.P.

Stephen H. Bier, Dechert LLP

Chelsea M. Childs, Dechert LLP

Mr. Jay Williamson February 21, 2018 Page 6

EXHIBIT A

Fees and Expenses of the Fund

	Class A	Class C	Institutional	Investor	Class R	Class R6	Class T
Shareholder Fees (fees paid directly from your investment)
Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)	5.50%	None	None	None	None	None	2.50%
Maximum Deferred Sales Charge (Load) (as a percentage of the lower of original purchase price or sale proceeds) [1]	None	1.00%	None	None	None	None	None

	Class A	Class C	Institutional	Investor	Class R	Class R6	Class T
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.71%	0.71%	0.71%	0.71%	0.71%	0.71%	0.71%
Distribution and/or Service (12b-1) Fees	0.25%	0.75%	None	None	0.50%	None	0.25%
Other Expenses [2]	0.23%	0.48%	0.09%	0.23%	0.23%	0.08%	0.23%
Service Fees	None	0.25%	None	None	None	None	None
All Other Expenses	0.23%	0.23%	0.09%	0.23%	0.23%	0.08%	0.23%

Total Annual Fund Operating Expenses	1.19%	1.94%	0.80%	0.94%	1.44%	0.79%	1.19%
Expense Limitation [3]	(0.04)%	(0.04)%	(0.04)%	(0.04)%	(0.04)%	(0.04)%	(0.04)%

Total Annual Fund Operating Expenses After Expense Limitation	1.15%	1.90%	0.76%	0.90%	1.40%	0.75%	1.15%

1	A contingent deferred sales charge (“CDSC”) of 1% is imposed on Class C Shares redeemed within 12 months of purchase.
2	The “Other Expenses” for Class A, Class C, Investor, Class R and Class R6 Shares have been restated and the “Other Expenses” for Class T Shares have been estimated to reflect expenses expected to be incurred during the current fiscal year.
3	The Investment Adviser has agreed to reduce or limit “Other Expenses” (excluding acquired fund fees and expenses, transfer agency fees and expenses, service fees, taxes, interest, brokerage fees, expenses of shareholder meetings, litigation and indemnification, and extraordinary expenses) to 0.014% of the Fund’s average daily net assets through at least February 28, 2019, and prior to such date the Investment Adviser may not terminate the arrangement without the approval of the Board of Trustees.